U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

NexGen Energy Ltd.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employment Identification No.)

Suite 3150, 1021 West Hastings Street Vancouver, B.C., Canada	V6E 0C3
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Common Shares, no par value	New York Stock Exchange
Rights to Purchase common shares, no par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable):

N/A

Securities to be registered pursuant to Section 12(g) of the Act:

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

I.	Common Shares

The first class of securities to be registered hereby is common shares, no par value (the “Common Shares”), of NexGen Energy Ltd., a corporation organized under the laws of the Province of British Columbia, Canada (“NexGen”). The description of NexGen’s common shares included under the headings “Description of Capital Structure” and “Dividends” in NexGen’s Annual Information Form for the fiscal year ended December 31, 2021, attached as Exhibit 99.1 to NexGen’s Annual Report on Form 40-F for the fiscal year ended December 31, 2021, which was filed on February 25, 2022, is incorporated herein by reference.

Subject to the Business Corporations Act (British Columbia) (the “BCBCA”) and the rights of holders of issued shares of NexGen, the power to allot and issue shares is conferred upon the Board of Directors (the “Board”) of NexGen. NexGen may from time to time amend its Articles to add, change or remove any provision concerning its Common Shares to the extent permitted by the BCBCA and the Articles.

NexGen’s Articles currently permit NexGen’s board of directors to undertake the following actions, among others but subject to the BCBCA: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subject to the rights of preferred shareholders, alter the identifying name of any of its shares; (d) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; (e) if NexGen is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares; or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (f) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or (g) subject to the rights of preferred shareholders, otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Under the BCBCA, the following actions, among others, must be authorized by special resolution of the shareholders: amalgamations (except vertical short form amalgamations and horizontal short form amalgamations, as each is defined under the BCBCA); continuances out of British Columbia; and the sale, lease or other disposition of all or substantially all of our property out of the ordinary course of business.

Registered holders of Common Shares are entitled to receive notice of and attend all shareholder meetings of shareholders, and are entitled to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the Board and, upon liquidation, dissolution or winding-up, are entitled to receive on a pro rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including the preferred shares, ranking in priority to, or equal with, the holders of the Common Shares.

With the exception of the potential effect of the ability of the Board of Directors to issue an unlimited number of Common Shares issuable in series or the potential effect of the issuance of preferred stock, there is no provision in NexGen`s Articles that would have an effect of delaying, deferring or preventing a change in control.

There are no pre-emptive, subscription, redemption or conversion rights attaching to the Common Shares and there is no liability of the shareholders for further capital calls or assessments on the Common Shares.

There are no provisions in NexGen’s Articles that discriminate against any existing or prospective holder of Common Shares as a result of such shareholder holding a certain level of Common Shares. Shareholder ownership must be publicly disclosed in accordance with Canadian securities law by any shareholder who beneficially owns or exercises control or direction over 10% or more of NexGen’s outstanding Common Shares.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident holders of Common Shares. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties, or other payments to non-resident holders of NexGen’s Common Shares, except as discussed below under “Taxation”.

Constraints

Except as provided in the Investment Canada Act (Canada) (the “Investment Canada Act”), there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or British Columbia or in NexGen’s charter documents. The Investment Canada Act may require that a “non-Canadian” not acquire “control” of NexGen without prior review and approval by the minister responsible for the Investment Canada Act. The acquisition of one-third or more of the voting shares of NexGen would give rise to a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of NexGen would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition, or require the divestiture of, any investment in NexGen by a non-Canadian, including non control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to persons who hold, as beneficial owners, Common Shares of NexGen and who, at all relevant times, for the purposes of the Tax Act: (i) is not (and is not deemed to be) resident in Canada, (ii) hold the Common Shares as capital property, (iii) deals at arm’s length with NexGen, (iv) is not affiliated with NexGen, and (v) does not, and is not deemed to, use or hold the Common Shares in or in the course of carrying on a business in Canada, all within the meaning of the Tax Act (a “Non-Resident Holder”). The Common Shares will generally be considered to be capital property to a Non-Resident Holder unless the Non Resident Holder holds or uses the Common Shares, or is deemed to hold or use the Common Shares, in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof, the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act (the “Tax Proposals”) which have been publicly announced by the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-U.S. Tax Convention (the “Treaty”), and counsel’s understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) which have been made publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted as proposed, and does not take into account or anticipate any other changes in law or any changes in the CRA’s administrative policies and assessing practices, whether by way of judicial, legislative, or governmental decision or action, nor does it take into account provincial, territorial, or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all, or that legislative, judicial, or administrative changes will not modify or change the statements expressed herein.

This summary does not take into account the potential effect of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”). On August 29, 2019, Canada deposited its instrument of ratification with the Depositary of the MLI, and the MLI entered into force in Canada on December 1, 2019. Where applicable, the MLI provides that a benefit under an applicable tax treaty or convention with Canada (such as a reduced rate of Canadian withholding tax) shall not be granted in respect of an item of income or capital (including dividends) if it is reasonable to conclude, having regard to all relevant facts and circumstances, that obtaining the benefit was one of the principal purposes of any arrangement or transaction that resulted directly or indirectly in that benefit, unless it is established that granting that benefit in the circumstances would be in accordance with the object and purpose of the relevant provisions of the tax treaty or convention. Where applicable, the MLI may also limit or deny other benefits under applicable tax treaties or conventions with Canada in other circumstances, including to a resident of another jurisdiction unless that resident is a “qualified person” as defined in the MLI. The MLI applies to Canada’s tax treaties and conventions with countries which have also deposited their instruments of ratification with the Depositary and which have mutually indicated that their treaties or conventions with Canada will be covered by the MLI. As of the date hereof, the United States has not ratified the MLI.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to Non Resident Holders in connection with their Common Shares. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal business, or income tax advice to any particular Non-Resident Holder. All Non-Resident Holders should consult their own income tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances.

Dividends

Subject to an applicable tax treaty or convention and the MLI, if applicable, a dividend paid or credited, or deemed to be paid or credited, to a Non Resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Treaty to 15% if the beneficial owner of such dividend is a Non-Resident Holder who, for purposes of the Treaty, is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Treaty (a “U.S. Holder”). This rate is generally further reduced to 5% if such U.S. Holder is a company beneficially owning at least 10% of NexGen’s voting shares. NexGen will be required to withhold the applicable amount of tax from each such dividend so paid and remit the withheld amount directly to the Receiver General of Canada for the account of such Non-Resident Holder.

Non-Resident Holders should consult their own advisors to determine whether or not they are eligible for the reduced rate under the Treaty.

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on the disposition or deemed disposition of Common Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

Generally, as long as the Common Shares are then listed on a designated stock exchange (which currently includes the New York Stock Exchange), the Common Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period preceding the disposition, the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons who do not deal at arm’s length with the Non-Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of the capital stock of NexGen; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) “Canadian resource properties”; (c) “timber resource properties”; and (d) options in respect of, or interests in, or civil law rights in, any property described in (a) to (c) (as such terms are defined in the Tax Act), whether or not such property exists. The Tax Act may also deem the Common Shares to be taxable Canadian property in certain circumstances.

Pursuant to the Treaty, the Common Shares of a U.S. Holder will generally constitute “treaty-protected property” for purposes of the Tax Act unless the value of the Common Shares is derived principally from real property situated in Canada. For this purpose, “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources, and other natural resources, and rights to amounts computed by reference to the amount or value of production from such resources.

If Common Shares are taxable Canadian property of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition, generally, one half of any capital gain (a “taxable capital gain”) realized by such Non-Resident Holder must be included in the Non-Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one half of any capital loss incurred by such Non-Resident Holder (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Non-Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

Non-Resident Holders whose Common Shares may be “taxable Canadian property” should consult their own advisors.

II.	Rights

The second class of securities to be registered hereby is rights to purchase Common Shares pursuant to the Rights Plan (as defined below).

Background

On April 22, 2014, the Board of NexGen approved the entering into a shareholders rights plan agreement, dated effective as of April 22, 2014 (the “Original Rights Agreement”), between NexGen and Computershare Investor Services Inc. (“Computershare”), as rights agent, which agreement contained the terms of a shareholder rights plan applicable to NexGen’s shareholders (the “Original Rights Plan”). The Original Rights Plan was approved by the shareholders of NexGen on May 22, 2014.

On April 22, 2017, the Board approved entering into a shareholder rights plan agreement, dated effective April 22, 2017 (the “Second Rights Agreement”), between NexGen and Computershare, as rights agent, to be effective immediately upon receipt of approval by the shareholders of NexGen (the “Second Rights Plan”). The Second Rights Plan was approved by the shareholders of NexGen on June 7, 2017.

On April 22, 2020, the Board approved entering into a shareholder rights plan agreement amending and restating the Second Rights Agreement, dated effective April 22, 2020 (the “Rights Agreement”), between NexGen and Computershare, as rights agent, to be effective immediately upon receipt of approval by the shareholders of NexGen (the “Rights Plan”). The Rights Plan was approved by the shareholders of NexGen on June 11, 2020.

Summary of the Rights Agreement

The following is a brief summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Agreement, which has been filed herewith as an Exhibit and incorporated by reference herein. This summary description of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement. All capitalized terms used but not defined herein are defined in the Rights Agreement.

Issuance of Rights

Pursuant to the Second Rights Plan, on April 22, 2017, one Right was issued and attached to each common share. One Right also attached to each subsequently issued common share and will attach to each subsequently issued common share.

Certificates

Until the Separation Time, the Rights will be evidenced by the certificates representing the common shares and will be transferable only together with the associated common shares. After the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of common shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of common shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for common shares after the Separation Time. Rights will trade separately from the common shares after the Separation Time.

The Rights will become exercisable and shall be registered and transferable independent of the associated common shares at the “Separation Time”, which is the close of business on the tenth trading day after the earliest of:

(a)

the date of public announcement that a person has become an “Acquiring Person”, which is generally a person who acquires beneficial ownership (within the meaning of the Rights Agreement) of 20% or more of the outstanding common shares other than through certain types of acquisitions specified in the Rights Agreement (the “Stock Acquisition Date”);

(b)

the date of commencement of, or the first public announcement of an intention of any person (other than NexGen or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid or Competing Bid) where a takeover bid is an offer to acquire common shares of NexGen where the common shares subject to the bid, together with the common share into which any securities subject to the bid are convertible and the common shares beneficially owned by that person at the date of the bid would constitute 20% of more of the outstanding common shares;

(c) the date upon which a Permitted Bid or Competing Bid ceases to qualify as such; and

(d) such later time as the Board may determine.

Prior to the Separation Time, the Rights shall not be exerciseable and no Right may be exercised.

Promptly following the Separation Time, separate Rights Certificates will be mailed to the holders of record of the common shares as of the Separation Time.

Rights Exercise Privilege

After the Separation Time and prior to the Expiration Time, each Right entitles the holder thereof to purchase one common share at an initial “Exercise Price” equal to three times the “Market Price” at the Separation Time, subject to adjustment in accordance with the Rights Agreement. The Market Price is defined as the average of the daily closing prices per common share on each of the 20 consecutive trading days (as such term is used in the Rights Agreement) ending on the third trading day immediately preceding the Separation Time. For purposes of this determination, the closing price per common share on any date is:

(a)

the closing board lot sale price or, if that price is not available, the average of the closing bid and asked prices for the common shares as reported by the principal Canadian stock exchange on which the common shares are listed or admitted to trading, or if for any reason neither of those prices is available on that day or the common shares are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if that price is not available, the average of the closing bid and asked price, for the common shares as reported by such other securities exchange on which the common shares are listed or admitted for trading;

(b)

if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board); or

(c)

if the securities are not listed or admitted to trading as contemplated in clause (a) or (b) above, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board.

If, for any reason, the closing price per security cannot be determined in accordance with the foregoing , the closing price per common share on such date means the fair value per common share on such date as determined by the Board after consultation with a nationally or internationally recognized investment banking firm as to the fair value per common share. The Market Price will be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive trading day period in question in United States dollars, the amount will be translated into Canadian dollars on such date at the Canadian dollar equivalent thereof, as determined in accordance with the Rights Agreement.

Following a transaction or event which results in a person becoming an Acquiring Person (a “Flip-In Event”) (which shall be deemed to have occurred on the tenth business day after the Stock Acquisition Date), and as to which the Board has not waived the application of the Rights Plan pursuant to the terms thereof, the Rights entitle the holder thereof to receive, upon exercise, such number of common shares that have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price (subject to adjustment in accordance with the provisions of the Rights Agreement). In such event, however, any Rights beneficially owned by an Acquiring Person (or any of its affiliates, associates or person acting jointly or in concert with the Acquiring Person or with such affiliates or associates), or, in certain circumstances, a transferee of any such person, will be null and void.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire common shares without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid or Competing Bid.

The requirements of a “Permitted Bid” include, among other things, the following:

•	the takeover bid must be made by means of a takeover bid circular;

•	the takeover bid is made to all holders of record of common shares, other than the offeror;

•

no common shares are taken up or paid for pursuant to the takeover bid prior to the date which is not less than 105 days following the date of the takeover bid (or such shorter period permitted by Canadian securities laws) and only if as of the close of business on that date more than 50% of the common shares held by Independent Shareholders (as such term is defined below) shall have been deposited pursuant to the takeover bid and not withdrawn; and

•	all securities deposited to the takeover bid may be withdrawn until taken up and paid for;

•

in the event the minimum number of securities are tendered, the offeror shall make a public announcement of that fact and the takeover bid will remain open for deposits for a period of not less than 10 days from the date of the public announcement.

A “Competing Permitted Bid” is a takeover bid made after a Permitted Bid or another Competing Permitted Bid, satisfies the requirements of a Permitting Bid (other than the requirement that it be open for 105 days) and provides that no securities may be taken up thereunder prior to the number of days such take-over bid must remain open under applicable Canadian securities laws.

For purposes of the foregoing, an “Independent Shareholder” is any holder of common shares, other than:

(a)	any Acquiring Person;

(b)	any Offeror

(c)	affiliates and associates of such Acquiring Person or Offeror;

(d)	any person acting jointly or in concert with such Acquiring Person or person referred to in clauses (a), (b) or (c) above; and

(e)

any trustee of any employee benefit plan, deferred profit sharing plan, stock appreciation plan or trust for the benefit of employees of NexGen or any of its subsidiaries, unless the beneficiaries of the plan or trust direct the manner in which the common shares are to be voted or direct whether the common shares are to be tendered to a take-over bid.

Amendment

NexGen may make amendments to the Rights Agreement without the approval of the holders of Rights to the extent specifically contemplated by the Rights Agreement, to correct any clerical or typographical error, to maintain the validity of the Rights Plan due to changes in any applicable laws, rules or regulatory requirements legislation. NexGen may, with approval, if the Rights holders amend, vary or rescind any of the provisions of the Rights Agreement.

Item 2.	Exhibits.

See the Exhibit Index hereto.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 1, 2022.

NexGen Energy Ltd.

By:	/s/ Harpreet Dhaliwal
Name: Harpreet Dhaliwal
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1	Shareholder Rights Plan Agreement, dated effective as of April 22, 2020, between NexGen Energy Ltd. and Computershare Investor Services Inc., as rights agent (incorporated by reference to Schedule B of Exhibit 99.1 to the Report on Form 6-K of NexGen Energy Ltd., filed with the Commission on May 6, 2020)

2.2	Form of Rights Certificate (included as part of Exhibit 2.1 hereto)